UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

April 28, 2026

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In the Matter of

Entertainment Activations Inc.
4515 Dean Martin Drive
Las Vegas, NV 89103

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-281239

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Entertainment Activations Inc. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Entertainment Activations Inc. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on April 28, 2026.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mara Ransom
Office Chief